UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM SD
Specialized Disclosure Report

OCEANEERING INTERNATIONAL, INC.
(Exact name of registrant as specified in its charter)

Delaware (State or other jurisdiction of incorporation or organization)	1-10945 (Commission File Number)	95-2628227 (IRS Employer Identification No.)

11911 FM 529 Houston, TX (Address of principal executive offices)	77041 (Zip Code)

David K. Lawrence
Senior Vice President, General Counsel and Secretary
(713) 329-4500
(Name and telephone number, including area code, of the person to contact in connection with this report.)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☒	Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2021

Section 1 – Conflict Minerals Disclosure
Item 1.01 Conflict Minerals Disclosure and Report
Conflict Minerals Disclosure
This disclosure on Form SD (the “Form SD”) for the year ended December 31, 2021 is presented to comply with Rule 13p-1 under the Securities Exchange Act of 1934 (the “Rule”). The Rule was adopted by the Securities and Exchange Commission (“SEC”) to implement reporting and disclosure requirements related to Conflict Minerals as directed by the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010 (the “Dodd-Frank Act”). The Rule imposes certain reporting obligations on SEC reporting companies that manufacture or contract to manufacture products if any one or more of the minerals specified in the Rule are necessary to the functionality or production of those products. The specified minerals are gold, columbite-tantalite (coltan), cassiterite and wolframite and their respective derivatives tantalum, tin and tungsten (collectively, the “Covered Minerals”). As used in this Form SD, “Oceaneering,” “we,” “our” and “us” refer to Oceaneering International, Inc. and its consolidated subsidiaries.
Oceaneering has conducted a reasonable country of origin inquiry of its suppliers to determine whether any Covered Minerals necessary to the functionality or production of a product manufactured or contracted to be manufactured by Oceaneering during 2021 originated in the Democratic Republic of the Congo or an adjoining country, as defined by paragraph (d)(1) of Item 1.01 of Form SD. Oceaneering exercised due diligence on the source and chain of custody of its Covered Minerals that conforms materially to the Organization for Economic Cooperation and Development (“OECD”) Due Diligence Framework for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas.
A copy of this Form SD and the Conflict Minerals Report, filed as Exhibit 1.01 hereto, are publicly available on our Web site at http://investors.oceaneering.com/financial-information/Conflict-Minerals-Disclosures.
Item 1.02 Exhibit
We have included as an exhibit to this Form SD the Conflict Minerals Report required by Item 1.01.
Section 2 – Exhibits
Item 2.01 Exhibits
Exhibit 1.01 – Conflict Minerals Report.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

OCEANEERING INTERNATIONAL, INC.

By:	/s/ DAVID K. LAWRENCE
David K. Lawrence
Senior Vice President, General Counsel and Secretary

Date:    May 27, 2022

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